NO ACT

P.E.
01/08/2015



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE



February 5, 2015

Andi Yorio
Vinson & Elkins LLP
ayorio@velaw.com

Re: Cloud Peak Energy Inc.
Incoming letter dated January 8, 2015

Dear Ms. Yorio:

This is in response to your letter dated January 8, 2015 concerning the shareholder proposal submitted to CPE Inc. by the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, the New York City Police Pension Fund and the New York City Board of Education Retirement System. Pursuant to rule 14a-8(j) under the Securities Exchange Act of 1934, your letter indicated CPE Inc.'s intention to exclude the proposal from CPE Inc.'s proxy materials solely under rule 14a-8(i)(9).

On January 16, 2015, Chair White directed the Division to review the rule 14a-8(i)(9) basis for exclusion. The Division subsequently announced, on January 16, 2015, that in light of this direction the Division would not express any views under rule 14a-8(i)(9) for the current proxy season. Accordingly, we express no view on whether CPE Inc. may exclude the proposal under rule 14a-8(i)(9).

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Evan S. Jacobson
Special Counsel

cc: Michael Garland
The City of New York
Office of the Comptroller
mgarlan@comptroller.nyc.gov

Vinson&Elkins

Andi Yorio ayorio@velaw.com
Tel +1.512.542.8433 Fax +1.512.236.3249

January 8, 2015

By Email

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

Re: Cloud Peak Energy Inc. Stockholder Proposal Submitted on Behalf of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, the New York City Police Pension Fund and the New York City Board of Education Retirement System, dated October 22, 2014

Ladies and Gentlemen:

On behalf of our client Cloud Peak Energy Inc., a Delaware corporation (the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) of Regulation 14A promulgated under the Securities Exchange Act of 1934 (each rule promulgated thereunder, a "Proxy Rule") to request respectfully that the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") concur with the Company's view that, for the reasons stated below, the stockholder proposal submitted by the Comptroller of the City of New York (the "Comptroller") on behalf of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, the New York City Police Pension Fund and the New York City Board of Education Retirement System (collectively, the "Funds") dated October 22, 2014 regarding a proxy access bylaw (including the supporting statement contained therein and attached hereto along with all accompanying correspondence as Exhibit A, the "Comptroller's Proposal") may properly be omitted from the proxy materials (the "Proxy Materials") that the Company will distribute in connection with its 2015 annual meeting of stockholders (the "2015 Annual Meeting").

The Company intends to file its definitive Proxy Materials on or about April 1, 2015. In accordance with Section C of Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB

14D"), we are emailing this letter and the exhibit hereto to the Staff at shareholderproposals@sec.gov. Because we are submitting this request electronically pursuant to SLB 14D, we are not enclosing six copies of this correspondence as is ordinarily required by Proxy Rule 14a-8(j)(2). In accordance with Proxy Rule 14a-8(j)(1), a copy of this submission is being sent simultaneously to Michael Garland at the Office of the Comptroller by email. The Comptroller is hereby requested pursuant to the requirements of Proxy Rule 14a-8(k) to provide to the undersigned on behalf of the Company a copy of any correspondence relating to the Comptroller's Proposal simultaneously with submitting the same to the Staff.

I. The Comptroller's Proposal

The Comptroller's Proposal requests that the Company's Board of Directors (the "Board") adopt, and present for stockholder approval, a "proxy access" bylaw. Under the Comptroller's Proposal, any stockholder or group of stockholders that beneficially own 3% or more of the Company's outstanding common stock continuously for at least three years would be permitted to nominate candidates for election to the Board, and the Company would be required to list such nominees with the Board's nominees in the Company's proxy statement. Under the Comptroller's Proposal, stockholders would be permitted to nominate up to one quarter of the Board. Specifically, the resolution portion of the Comptroller's Proposal states:

> "RESOLVED: Shareholders of Cloud Peak Energy Inc. (the "Company") ask the board of directors (the "Board") to adopt, and present for shareholder approval, a "proxy access" bylaw. Such a bylaw shall require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or group (the "Nominator") that meets the criteria established below. The Company shall allow shareholders to vote on such nominee on the Company's proxy card.
>
> The number of shareholder-nominated candidates appearing in proxy materials shall not exceed one quarter of the directors then serving. This bylaw, which shall supplement existing rights under Company bylaws, should provide that a Nominator must:

a) have beneficially owned 3% or more of the Company's outstanding common stock continuously for at least three years before submitting the nomination;

b) give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission rules about (i) the nominee, including consent to being named in the proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and

c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (c) to the best of its knowledge, the required shares were acquired in the ordinary course of business and not to change or influence control at the Company.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The Board shall adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority to be given to multiple nominations exceeding the one-quarter limit."

II. Grounds for Exclusion

The Company believes that the Comptroller's Proposal may properly be excluded from the Proxy Materials for the 2015 Annual Meeting pursuant to Proxy Rule 14a-8(i)(9) because the Comptroller's Proposal directly conflicts with a proposal to be submitted by the Company in its Proxy Materials.

III. The Company Proposal

The Board has determined to submit a proposal to stockholders at the 2015 Annual Meeting with respect to proxy access for director nominations (the "Company Proposal"). Specifically, the Board intends to seek stockholder approval of amendments to the Company's Amended and Restated Bylaws (the "Bylaws") to permit any stockholder (but not a group of stockholders) owning 5% or more of the Company's outstanding common stock continuously for five years to nominate candidates for election to the Board and require the Company to list such nominees with the Board's nominees in the Company's proxy statement. Under the Company Proposal, such a stockholder would be permitted to nominate the greater of (x) one director or (y) 10% of the Board, rounding down to the nearest whole number of Board seats. The specific text of the proposed Bylaw amendments implementing the Company Proposal will be included in the Proxy Materials for the 2015 Annual Meeting.

IV. Discussion

The Comptroller's Proposal May Be Excluded Under Proxy Rule 14a-8(i)(9) Because It Directly Conflicts with a Proposal to be Submitted by the Company in the Proxy Materials for the 2015 Annual Meeting.

The Company may exclude the Comptroller's Proposal under Proxy Rule 14a-8(i)(9) because the Comptroller's Proposal directly conflicts with a proposal to be submitted by the Company in the Proxy Materials. A stockholder proposal may be excluded under Proxy Rule 14a-8(i)(9) if "the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that a company's proposal need not be "identical in scope or focus for the exclusion to be available." *See Exchange Act Release No. 40018*, at n. 27 (May 21, 1998). Accordingly, a company may exclude a stockholder-sponsored proposal where it seeks to address a similar right or matter as is covered by a company-sponsored proposal even if the terms of the two proposals are different or conflicting (e.g., the ownership percentage threshold of the stockholder-sponsored proposal is different from the ownership percentage threshold included in the company-sponsored proposal).

The Company Proposal seeks to address the same right as the Comptroller's Proposal (the right of the Company's stockholders to nominate candidates for the Board to be included in the Company's proxy statement). The Company Proposal provides that a single stockholder (rather than a group of stockholders, as set forth in the Comptroller's Proposal) owning 5% or more of the Company's outstanding common stock continuously for at least five years (rather than 3% of the Company's shares for three years, as was proposed by the Comptroller) could nominate a candidate for election to the Board to be included in the Company's proxy statement. Moreover, the Company Proposal provides that a stockholder would be permitted to nominate the greater of (x) one director or (y) 10% of the Board, rounding down to the nearest whole number of Board seats, rather than be permitted to nominate up to one quarter of the Board, as was proposed by the Comptroller. Because (i) the number of stockholders able to nominate a candidate, (ii) the required share ownership percentage and holding period and (iii) the number of directors that can be nominated cannot be set at different levels, the Comptroller's Proposal directly conflicts with the Company Proposal. Submitting the Comptroller's Proposal and the Company Proposal at the 2015 Annual Meeting would present alternative and conflicting decisions for the Company's stockholders that would likely result in inconsistent and ambiguous results.

The Staff has recently permitted the exclusion of a proposal under Proxy Rule 14a-8(i)(9) where a stockholder-sponsored proxy access proposal conflicted with a company-sponsored proxy access proposal. *See Whole Foods Market, Inc.* (December 1, 2014). Whole Foods Market received a stockholder proposal asking the board to amend Whole Foods Market's governing documents to allow stockholders to make board nominations under the procedures set forth in the proposal. The Staff granted no-action relief to Whole Foods Market under Proxy Rule 14a-8(i)(9) because Whole Foods Market intended to sponsor a proposal to amend its bylaws to allow any stockholder owning 9% or more of Whole Foods Market's common stock for five years to nominate candidates for election to the board and require Whole Foods Market to list such nominees with the board's nominees in its proxy statement. In its response, the Staff noted Whole Foods Market's contention that inclusion of both proposals would present alternative and conflicting decisions for the stockholders and would create the potential for inconsistent and ambiguous results. The facts at hand are directly analogous to those in *Whole Foods Market*. Moreover, the terms to be set forth in the Company's Proposal are even closer to the terms set forth in the Comptroller's Proposal than were the terms of the two proposals involved in *Whole Foods Market* in which the Staff concurred with the exclusion of the proponent's proposal pursuant to Proxy Rule 14a-8(i)(9).

The position recently taken by the Staff in *Whole Foods Market*, which appears to be the first instance in which a company sought no-action relief under Proxy Rule 14a-8(i)(9) with respect to a stockholder-sponsored proxy access proposal that conflicted with a company-sponsored proxy access proposal, is consistent with the positions that the Staff repeatedly has taken in analogous situations in recent years. For example, the Staff has consistently and recently granted no-action relief under Proxy Rule 14a-8(i)(9) in other situations that we believe are analogous. For example, the Staff has granted no-action relief under Proxy Rule 14a-8(i)(9) where a stockholder-sponsored special meeting proposal contains an ownership threshold that differs from a company-sponsored special meeting proposal, because submitting both proposals to a stockholder vote would (i) present alternative and conflicting decisions for stockholders and (ii) create the potential for inconsistent and ambiguous results. *See e.g., United Natural Foods, Inc.* (September 10, 2014) (concurring with the exclusion of a stockholder proposal seeking the right for holders of 15% of the company's outstanding common stock to be able to call a special meeting of stockholders when a company-sponsored proposal would permit holders owning on a net long basis 25% of the outstanding shares of the company's common stock to call a special meeting of stockholders); *Stericycle, Inc.* (March 7, 2014) (concurring with the exclusion of a stockholder proposal seeking the right for holders of 15% of the company's outstanding common stock to be able to call a special meeting of stockholders when a company-sponsored proposal would permit holders owning on a net long basis 25% of the outstanding shares of the company's common stock for at least one year to call a special meeting of stockholders); *Yahoo! Inc.* (March 6, 2014) (concurring with the exclusion of a stockholder proposal seeking the right for holders of 15% of the company's outstanding common stock to be able to call a special meeting of stockholders when a company-sponsored proposal would permit holders owning on a net long basis 25% of the outstanding shares of the company's common stock to call a special meeting of stockholders); *Verisign, Inc.* (February 24, 2014) (concurring with the exclusion of a stockholder proposal seeking the right for holders of 15% of the company's outstanding common stock to be able to call a special meeting of stockholders when a company-sponsored proposal would permit holders owning on a net long basis 35% of the outstanding shares of the company's common stock for at least one year to call a special meeting of stockholders); *Quest Diagnostics Incorporated* (February 19, 2014) (concurring with the exclusion of a stockholder proposal seeking the right for holders of 15% of the company's outstanding common stock to be able to call a special meeting of stockholders when a company-sponsored proposal would permit holders owning on a net long basis 25% of the outstanding shares of the company's common stock for at least one year to call a special meeting of stockholders); *Kansas City Southern* (January 22, 2014) (concurring with the exclusion of a stockholder proposal seeking the right for holders of 15% of the company's outstanding common stock to be able to call a special meeting of stockholders when a company-sponsored proposal would permit holders owning on a net long basis 25% of the outstanding shares of the company's common stock for at least one year to call a special meeting of stockholders); *The Walt Disney Company* (November 6,

2013) (concurring with the exclusion of a stockholder proposal seeking the right for holders of 10% of the company's outstanding common stock to be able to call a special meeting of stockholders when a company-sponsored proposal would permit holders owning on a net long basis 25% of the outstanding shares of the company's common stock for at least one year to call a special meeting of stockholders); *Advance Auto Parts, Inc.* (February 8, 2013) (concurring with the exclusion of a stockholder proposal seeking the right for holders of 10% of the company's outstanding common stock to be able to call a special meeting of stockholders when a company-sponsored proposal would permit holders owning on a net long basis 25% of the outstanding shares of the company's common stock for at least one year to call a special meeting of stockholders); and *American Tower Corporation* (January 30, 2013) (concurring with the exclusion of a stockholder proposal seeking the right for holders of 10% of the company's outstanding common stock to be able to call a special meeting of stockholders when a company-sponsored proposal would permit holders owning on a net long basis 25% of the outstanding shares of the company's common stock for at least one year to call a special meeting of stockholders).

The Company believes that the facts in the present instance are directly analogous to those in *Whole Foods Market* and substantially analogous to the other above-described instances where no-action relief was afforded the company seeking such relief. In this instance, the Comptroller's Proposal would permit any stockholder or group of stockholders that collectively hold at least 3% of the Company's shares continuously for three years to nominate a candidate for election to the Board and require that such nominee be listed with the Board's nominees in the Company's proxy statement. Stockholders would be permitted to nominate up to one quarter of the Board. The Company Proposal will seek stockholder approval of amendments to the Bylaws to permit a single stockholder owning 5% or more of the Company's outstanding common stock continuously for five years to nominate a candidate for election to the Board, and such nominee must be listed with the Board's nominees in the proxy statement. Under the Company Proposal, a stockholder would be permitted to nominate the greater of (x) one director or (y) 10% of the Board, rounding down to the nearest whole number of Board seats. The Company believes that the inclusion of both of the Comptroller's Proposal and the Company Proposal in the Proxy Materials would present alternative and conflicting decisions for the Company's stockholders and would create the potential for inconsistent and ambiguous results.

The Company therefore requests that the Staff concur that the Comptroller's Proposal may properly be excluded from the Proxy Materials because, under Proxy Rule 14a-8(i)(9), it conflicts with a proposal to be submitted by the Company in the Proxy Materials.

V. Conclusion

Based on the facts and interpretive positions discussed herein, the Company believes that it may exclude the Comptroller's Proposal from the Proxy Materials for the 2015 Annual Meeting pursuant to Proxy Rule 14a-8(i)(9). The Company respectfully requests confirmation that the Staff will not recommend enforcement action to the Securities and Exchange Commission if the Company excludes the Comptroller's Proposal from the Proxy Materials for the 2015 Annual Meeting. By copy of this letter, the Company is notifying the Comptroller of its intention to omit the Comptroller's Proposal from the Proxy Materials for the 2015 Annual Meeting.

Should the Staff disagree with the Company's conclusions regarding the exclusion of the Comptroller's Proposal, or should the Staff desire any additional information in support of the Company's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the Staff's issuance of its response. Please do not hesitate to contact the undersigned at (512) 542-8433 or Bryan Pechersky, at (720) 566-2938. The Company requests respectfully that, in the interest of time, the Staff send a copy of its response via email to the undersigned at ayorio@velaw.com, to Bryan Pechersky at the Company at bryan.pechersky@cldpk.com and to Michael Garland at the Office of the Comptroller at mgarlan@comptroller.nyc.gov.

Regards,



Andi Yorio

Attachments

cc: Bryan Pechersky [Company]
Michael Garland [Office of the Comptroller of the City of New York]

Exhibit A

October 22, 2014 Letter to the Company from the Comptroller and Accompanying Correspondence



Michael Garland
ASSISTANT COMPTROLLER
ENVIRONMENTAL, SOCIAL AND
GOVERNANCE

CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
SCOTT M. STRINGER

MUNICIPAL BUILDING
ONE CENTRE STREET, ROOM 629
NEW YORK, N.Y. 10007-2341

TEL: (212) 669-2517
FAX: (212) 669-4072
MGARLAN@COMPTROLLER.NYC.GOV

October 22, 2014

Mr. Bryan Pechersky
Sr. V.P. and General Counsel
Cloud Peak Energy, Inc.
505 South Gillette Avenue
Gillette, WY 82716

Dear Mr. Pechersky:

I write to you on behalf of the Comptroller of the City of New York, Scott M. Stringer. The Comptroller is the custodian and a trustee of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, and the New York City Police Pension Fund, and custodian of the New York City Board of Education Retirement System (the "Systems"). The Systems' boards of trustees have authorized the Comptroller to inform you of their intention to present the enclosed proposal for the consideration and vote of stockholders at the Company's next annual meeting.

Therefore, we offer the enclosed proposal for the consideration and vote of shareholders at the Company's next annual meeting. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the Company's proxy statement.

Letters from The Bank of New York Mellon Corporation and State Street Bank and Trust Company certifying the Systems' ownership, for over a year, of shares of Cloud Peak Energy, Inc. common stock are enclosed. Each System intends to continue to hold at least $2,000 worth of these securities through the date of the Company's next annual meeting.

We would be happy to discuss the proposal with you. Should the Board of Directors decide to endorse its provision as corporate policy, we will withdraw the proposal from consideration at the annual meeting. If you have any questions on this matter, please feel free to contact me at (212) 669-2517.

Sincerely,

Michael Garland

Enclosure

RESOLVED: Shareholders of Cloud Peak Energy Inc. (the "Company") ask the board of directors (the "Board") to adopt, and present for shareholder approval, a "proxy access" bylaw. Such a bylaw shall require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or group (the "Nominator") that meets the criteria established below. The Company shall allow shareholders to vote on such nominee on the Company's proxy card.

The number of shareholder-nominated candidates appearing in proxy materials shall not exceed one quarter of the directors then serving. This bylaw, which shall supplement existing rights under Company bylaws, should provide that a Nominator must:

a) have beneficially owned 3% or more of the Company's outstanding common stock continuously for at least three years before submitting the nomination;
b) give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission rules about (i) the nominee, including consent to being named in the proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and
c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (c) to the best of its knowledge, the required shares were acquired in the ordinary course of business and not to change or influence control at the Company.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The Board shall adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority to be given to multiple nominations exceeding the one-quarter limit.

SUPPORTING STATEMENT

We believe proxy access is a fundamental shareholder right that will make directors more accountable and contribute to increased shareholder value. The CFA Institute's 2014 assessment of pertinent academic studies and the use of proxy access in other markets similarly concluded that proxy access:

- Would "benefit both the markets and corporate boardrooms, with little cost or disruption."

- Has the potential to raise overall US market capitalization by up to $140.3 billion if adopted market-wide. (http://www.cfapubs.org/doi/pdf/10.2469/ccb.v2014.n9.1)

The proposed bylaw terms enjoy strong investor support – votes for similar shareholder proposals averaged 55% from 2012 through September 2014 – and similar bylaws have been adopted by companies of various sizes across industries, including Chesapeake Energy,

Hewlett-Packard, Western Union and Verizon.

We urge shareholders to vote FOR this proposal.



BNY MELLON

BNY Mellon Asset Servicing

October 22, 2014

To Whom It May Concern

Re: Cloud Peak Energy, Inc. **Cusip #: 18911Q102**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 22, 2013 through October 31, 2013 at The Bank of New York Mellon, DTC participant #901 for the New York City Employees' Retirement System shares.

The New York City Employees' Retirement System	41,020 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

One Wall Street, New York, NY 10286



BNY MELLON

BNY Mellon Asset Servicing

October 22, 2014

To Whom It May Concern

Re: Cloud Peak Energy, Inc. **Cusip #: 18911Q102**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 22, 2013 through October 31, 2013 at The Bank of New York Mellon, DTC participant #901 for the New York City Teachers' Retirement System.

The New York City Teachers' Retirement System 67,651 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President



BNY MELLON

BNY Mellon Asset Servicing

October 22, 2014

To Whom It May Concern

Re: Cloud Peak Energy, Inc. **Cusip #: 18911Q102**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 22, 2013 through October 31, 2013 at The Bank of New York Mellon, DTC participant #901 for the New York City Police Pension Fund.

The New York City Police Pension Fund 24,806 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President



BNY MELLON

BNY Mellon Asset Servicing

October 22, 2014

To Whom It May Concern

Re: Cloud Peak Energy, Inc. **Cusip #: 18911Q102**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 22,2013 through October 31, 2013 at The Bank of New York Mellon, DTC participant #901 for the New York City Fire Department Pension Fund.

The New York City Fire Department Pension Fund 8,850 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

One Wall Street, New York, NY 10286



BNY MELLON

BNY Mellon Asset Servicing

October 22, 2014

To Whom It May Concern

Re: Cloud Peak Energy, Inc. **Cusip #: 18911Q102**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 22, 2013 through October 31, 2013 at The Bank of New York Mellon, DTC participant #901 for the New York City Board of Education Retirement System.

The New York City Board of Education Retirement System 4,850 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

One Wall Street, New York, NY 10286





STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA. 02169
Telephone: (617) 784-6378
Facsimile: (617) 786-2211

dfarrell@statestreet.com

October 22, 2014

Re: New York City Employee's Retirement System

To whom it may concern,

Please be advised that State Street Bank and Trust Company held in custody continuously, on behalf of the New York City Employee's Retirement System, the below position from November 1, 2013 through today as noted below:

Security: CLOUD PEAK ENERGY INC

Cusip: 18911Q102

Shares: 31,698

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA. 02169
Telephone: (617) 784-6378
Facsimile: (617) 786-2211

dfarrell@statestreet.com

October 22, 2014

Re: New York City Teachers' Retirement System

To whom it may concern,

Please be advised that State Street Bank and Trust Company held in custody continuously, on behalf of the New York City Teachers' Retirement System, the below position from November 1, 2013 through today as noted below:

Security: CLOUD PEAK ENERGY INC

Cusip: 18911Q102

Shares: 44,961

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA. 02169
Telephone: (617) 784-6378
Facsimile: (617) 786-2211

dfarrell@statestreet.com

October 22, 2014

Re: New York City Police Pension Fund

To whom it may concern,

Please be advised that State Street Bank and Trust Company held in custody continuously, on behalf of the New York City Police Pension Fund, the below position from November 1, 2013 through today as noted below:

Security: CLOUD PEAK ENERGY INC

Cusip: 18911Q102

Shares: 18,776

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA, 02169
Telephone: (617) 784-6378
Facsimile: (617) 786-2211

dfarrell@statestreet.com

October 22, 2014

Re: New York City Fire Department Pension Fund

To whom it may concern,

Please be advised that State Street Bank and Trust Company held in custody continuously, on behalf of the New York City Fire Department Pension Fund, the below position from November 1, 2013 through today as noted below:

Security: CLOUD PEAK ENERGY INC

Cusip: 18911Q102

Shares: 4,950

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA. 02169

Telephone: (617) 784-6378
Facsimile: (617) 786-2211

dfarrell@statestreet.com

October 22, 2014

Re: New York City Board of Education Retirement System

To whom it may concern,

Please be advised that State Street Bank and Trust Company held in custody continuously, on behalf of the New York City Board of Education Retirement System, the below position from November 1, 2013 through today as noted below:

Security: CLOUD PEAK ENERGY INC

Cusip: 18911Q102

Shares: 3,646

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President

From:	Pechersky, Bryan (CPE) <Bryan.Pechersky@cldpk.com>
Sent:	Friday, November 07, 2014 2:46 PM
To:	mgarlan@comptroller.nyc.gov
Subject:	Deficiency Letter Regarding NYC Comptroller Proxy Access Proposal
Attachments:	Letter to NYC Comptroller (11.7.14).pdf

Mr. Garland, attached please find a letter specifying deficiencies with your proxy access proposal letter to Cloud Peak Energy Inc., dated October 22, 2014 and postmarked on October 23, 2014. I will also send you a hardcopy by FedEx or UPS. I can be reached at the contact information below if you would like to discuss our letter.

Regards,
Bryan

Bryan J. Pechersky
Senior Vice President, General Counsel and Corporate Secretary
Cloud Peak Energy Inc.
385 Interlocken Crescent, Suite 400
Broomfield, CO 80021
Phone: (720) 566-2938
Mobile: (303) 895-4621
bryan.pechersky@cldpk.com



CLOUD PEAK
ENERGY®

Memorandum

Bryan J. Pechersky
Senior Vice President, General Counsel and
Corporate Secretary

November 7, 2014

VIA FEDERAL EXPRESS AND VIA EMAIL

Michael Garland
Assistant Comptroller
Environmental, Social and Governance
The City of New York Office of the Comptroller
Municipal Building
One Centre Street, Room 629
New York, New York 10007-2341

Re:Stockholder Proposal for the 2015 Annual Meeting of Cloud Peak Energy Inc.

Dear Mr. Garland:

I am writing to acknowledge receipt of the proposal you submitted by mail on October 23, 2014 on behalf of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, the New York City Police Pension Fund and the New York City Board of Education Retirement System (each, a "System" and collectively, the "Systems") for the 2015 Annual Meeting of Stockholders of Cloud Peak Energy Inc. (the "Annual Meeting").

Pursuant to subparagraphs (b) and (f) of Rule 14a-8 under the Securities Exchange Act of 1934 (a copy of which is included herewith), in order for a stockholder proposal to be included in the proxy statement for the Annual Meeting, certain procedural and technical requirements must be met. The proof of ownership submitted along with the proposal does not comply with Rule 14a-8(b), which states that a stockholder must have continuously held the required amount of Cloud Peak Energy Inc. common stock (at least $2,000 in market value, or 1% of Cloud Peak Energy Inc. common stock) for at least one year by the date the proposal is submitted.

First, the proof of ownership submitted for each System is deficient as it confirms ownership from October 22, 2013 through October 31, 2013 and from November 1, 2013 through October 22, 2014, yet the proposal was submitted on October 23, 2014. Pursuant to Rule 14a-8(b), a stockholder is required to prove continuous ownership of the requisite amount of securities for at least one year prior to and including the *date of submission.* Pursuant to Staff Legal Bulletin No. 14G (CF) (a copy of which is included herewith) issued by the U.S. Securities and Exchange Commission (the "SEC"), the SEC's Division of Corporation Finance views a "proposal's date of submission as the date the proposal is postmarked or transmitted electronically." The envelope containing the proposal (a copy of which is included herewith) indicates that the U.S. Post Office accepted the envelope on October 23, 2014.

Second, the proof of ownership submitted for each System fails to provide evidence of *continuous* ownership as required by Rule 14a-8(b) because it shows that each System held shares of Cloud

CLOUD PEAK ENERGY INC. | 385 Interlocken Crescent | Suite 400 | Broomfield, CO 80021
T+1 720 566 2938 | F+1 720 566 3095 | www.cloudpeakenergy.com

Peak Energy Inc. at BNY Mellon from October 22, 2013 through October 31, 2013 and that each System held shares of Cloud Peak Energy Inc. at State Street from November 1, 2013 through October 22, 2014. We are unable to determine from this documentation whether the shares held by each System were transferred from BNY Mellon to State Street or whether the shares were sold on October 31, 2013 and new shares were acquired on November 1, 2013. The fact that the share counts for each System are different between October 31, 2013 and November 1, 2013 assists in making this unclear.

In order to correct these deficiencies, please provide a written statement from the record holder(s) of the shares held by each System verifying the number of shares held for each System as of October 23, 2014 and that each System has held at least the required amount of Cloud Peak Energy Inc. common stock (at least $2,000 in market value, or 1% of Cloud Peak Energy Inc. common stock) continuously for at least one year prior to and including October 23, 2014, the date of submission of the proposal.

The information requested herein must be postmarked or transmitted electronically no later than fourteen (14) days from the date you receive this notification. If we do not receive the information requested herein, we will seek to have the proposal excluded on the basis of eligibility.

If you have any questions, please do not hesitate to contact me at bryan.pechersky@cldpk.com or (720) 566-2938.

Very truly yours,



Bryan Pechersky

Senior Vice President, General Counsel and Corporate Secretary of Cloud Peak Energy Inc.

ELECTRONIC CODE OF FEDERAL REGULATIONS

e-CFR Data is current as of November 5, 2014

Title 17 → Chapter II → Part 240 → §240.14a-8

Title 17: Commodity and Securities Exchanges
PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

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§240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8 (d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

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[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm

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Bryan Pechersky, Corporate Secretary
Cloud Peak Energy Inc
505 South Gillette Avenue
Gillette, Wyoming 82716

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the Comptroller
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EP13F



CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
SCOTT M. STRINGER

Michael Garland
ASSISTANT COMPTROLLER
ENVIRONMENTAL, SOCIAL AND GOVERNANCE

MUNICIPAL BUILDING
ONE CENTRE STREET, ROOM 629
NEW YORK, N.Y. 10007-2341

TEL: (212) 669-2517
FAX: (212) 669-4072
MGARLAN@COMPTROLLER.NYC.GOV

November 13, 2014

Mr. Bryan Pechersky
Sr. V.P. and General Counsel
Cloud Peak Energy, Inc.
505 South Gillette Avenue
Gillette, WY 82716

Dear Mr. Pechersky:

In response to your letter, dated November 7, 2014, regarding the eligibility of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Board of Education Retirement System (the "Systems") to submit a shareholder proposal to Cloud Peak Energy, Inc. (the "Company"), in accordance with SEC Rule 14a-8 (b). I enclose letters from State Street Bank and Trust Company, the Systems' custodian bank since November 1, 2013, certifying that at the time the shareholder proposal was submitted to the Company, each held, continuously since November 1, 2013, at least $2,000 worth of shares of the Company's common stock. I hereby declare that each intends to continue to hold at least $2,000 worth of these securities through the date of the Company's next annual meeting.

Our current and former custodian banks have each confirmed that they are DTC participants.

Sincerely,

Michael Garland

Enclosure



STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA, 02169
Telephone: (617) 784-6378
Facsimile: (617) 769-2211

dfarrell@statestreet.com

November 13th, 2014

Re: New York City Employee's Retirement System

To whom it may concern,

Please be advised that State Street Bank and Trust Company, under DTC number 997, held in custody continuously, on behalf of the New York City Employee's Retirement System, the below position from November 1, 2013 through today as noted below:

Security: CLOUD PEAK ENERGY INC

Cusip: 18911Q102

Shares: 31,698

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA. 02169
Telephone: (617) 784-6378
Facsimile: (617) 786-2211

dfarrell@statestreet.com

November 13th, 2014

Re: New York City Teachers' Retirement System

To whom it may concern,

Please be advised that State Street Bank and Trust Company, under DTC number 997, held in custody continuously, on behalf of the New York City Teachers' Retirement System, the below position from November 1, 2013 through today as noted below:

Security: CLOUD PEAK ENERGY INC

Cusip: 18911Q102

Shares: 44,961

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA, 02169
Telephone: (617) 784-6378
Facsimile: (617) 786-2211

dfarrell@statestreet.com

November 13th, 2014

Re: New York City Police Pension Fund

To whom it may concern,

Please be advised that State Street Bank and Trust Company, under DTC number 997, held in custody continuously, on behalf of the New York City Police Pension Fund, the below position from November 1, 2013 through today as noted below:

Security: CLOUD PEAK ENERGY INC

Cusip: 18911Q102

Shares: 18,776

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA, 02169
Telephone: (617) 784-6078
Facsimile: (617) 786-2211

dfarrell@statestreet.com

November 13th, 2014

Re: New York City Fire Department Pension Fund

To whom it may concern,

Please be advised that State Street Bank and Trust Company, under DTC number 997, held in custody continuously, on behalf of the New York City Fire Department Pension Fund, the below position from November 1, 2013 through today as noted below:

Security: CLOUD PEAK ENERGY INC

Cusip: 18911Q102

Shares: 4,950

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA, 02169

Telephone: (617) 784-6378
Facsimile: (617) 786-2211

dfarrell@statestreet.com

November 13th, 2014

Re: New York City Board of Education Retirement System

To whom it may concern,

Please be advised that State Street Bank and Trust Company, under DTC number 997, held in custody continuously, on behalf of the New York City Board of Education Retirement System, the below position from November 1, 2013 through today as noted below:

Security: CLOUD PEAK ENERGY INC

Cusip: 18911Q102

Shares: 3,646

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President

From: Pechersky, Bryan (CPE) <Bryan.Pechersky@cldpk.com>
Sent: Friday, November 21, 2014 10:39 AM
To: mgarlan@comptroller.nyc.gov
Subject: RE: Deficiency Letter Regarding NYC Comptroller Proxy Access Proposal

I received your letter dated November 13, 2014 with corrected State Street statements. Your proposal was submitted on Oct. 23, 2014. The supplemental statements run from November 1, 2013 through November 13, 2014. Even with your supplemental information, we are still unable to determine continuous ownership going back one year from the date of submission. As noted in my November 7, 2014 letter to you, it remains unclear whether the shares held by each System were transferred from BNY Mellon to State Street or whether the shares were sold on October 31, 2013 and new shares were acquired on November 1, 2013. Please provide a clarification to allow us to verify whether each System satisfies the continuous ownership requirements.

For future correspondence by mail, please use my contact information below rather than our Gillette, WY address.

Thank you.

Regards,
Bryan

Bryan J. Pechersky
Senior Vice President, General Counsel and Corporate Secretary
Cloud Peak Energy Inc.
385 Interlocken Crescent, Suite 400
Broomfield, CO 80021
Phone: (720) 566-2938
Mobile: (303) 895-4621
bryan.pechersky@cldpk.com

From: Pechersky, Bryan (CPE)
Sent: Friday, November 07, 2014 1:46 PM
To: mgarlan@comptroller.nyc.gov
Subject: Deficiency Letter Regarding NYC Comptroller Proxy Access Proposal

Mr. Garland, attached please find a letter specifying deficiencies with your proxy access proposal letter to Cloud Peak Energy Inc., dated October 22, 2014 and postmarked on October 23, 2014. I will also send you a hardcopy by FedEx or UPS. I can be reached at the contact information below if you would like to discuss our letter.

Regards,
Bryan

Bryan J. Pechersky
Senior Vice President, General Counsel and Corporate Secretary
Cloud Peak Energy Inc.
385 Interlocken Crescent, Suite 400
Broomfield, CO 80021
Phone: (720) 566-2938
Mobile: (303) 895-4621
bryan.pechersky@cldpk.com

From: Garland, Michael <mgarlan@comptroller.nyc.gov>
Sent: Friday, November 21, 2014 1:59 PM
To: Pechersky, Bryan (CPE)
Subject: RE: Deficiency Letter Regarding NYC Comptroller Proxy Access Proposal

Bryan,

In our initial submission, I provided the Company with letters from The Bank of New York Mellon Corporation certifying that each of the Systems held continuously at least $2,000 worth of shares of the Company's common stock for the required holding period prior to November 1, 2013. My November 13, 2014, letter included letters from State Street certifying ownership from November 1 to November 13, and beyond.

The Systems changed custodial banks, from BNY Million to State Street, effective November 1, 2013. On that date, the shares of each system were transferred from BNY Mellon to State Street (and were not instead sold and repurchased). Therefore, you are in receipt of the necessary information certifying continuous ownership for more than one year through the date of submission.

Please confirm that we have addressed your question to your satisfaction.

Thank you.

Regards,

Mike

Michael Garland
Assistant Comptroller - Environmental, Social and Governance
Bureau of Asset Management
Office of New York City Comptroller Scott M. Stringer
1 Centre Street, Room 629
New York, NY 10007
212-669-2517

From: Pechersky, Bryan (CPE) [mailto:Bryan.Pechersky@cldpk.com]
Sent: Friday, November 21, 2014 11:39 AM
To: Garland, Michael
Subject: RE: Deficiency Letter Regarding NYC Comptroller Proxy Access Proposal

I received your letter dated November 13, 2014 with corrected State Street statements. Your proposal was submitted on Oct. 23, 2014. The supplemental statements run from November 1, 2013 through November 13, 2014. Even with your supplemental information, we are still unable to determine continuous ownership going back one year from the date of submission. As noted in my November 7, 2014 letter to you, it remains unclear whether the shares held by each System were transferred from BNY Mellon to State Street or whether the shares were sold on October 31, 2013 and new shares were acquired on November 1, 2013. Please provide a clarification to allow us to verify whether each System satisfies the continuous ownership requirements.

For future correspondence by mail, please use my contact information below rather than our Gillette, WY address.

Thank you.

Regards,
Bryan

Bryan J. Pechersky
Senior Vice President, General Counsel and Corporate Secretary
Cloud Peak Energy Inc.
385 Interlocken Crescent, Suite 400
Broomfield, CO 80021
Phone: (720) 566-2938
Mobile: (303) 895-4621
bryan.pechersky@cldpk.com

From: Pechersky, Bryan (CPE)
Sent: Friday, November 07, 2014 1:46 PM
To: mgarlan@comptroller.nyc.gov
Subject: Deficiency Letter Regarding NYC Comptroller Proxy Access Proposal

Mr. Garland, attached please find a letter specifying deficiencies with your proxy access proposal letter to Cloud Peak Energy Inc., dated October 22, 2014 and postmarked on October 23, 2014. I will also send you a hardcopy by FedEx or UPS. I can be reached at the contact information below if you would like to discuss our letter.

Regards,
Bryan

Bryan J. Pechersky
Senior Vice President, General Counsel and Corporate Secretary
Cloud Peak Energy Inc.
385 Interlocken Crescent, Suite 400
Broomfield, CO 80021
Phone: (720) 566-2938
Mobile: (303) 895-4621
bryan.pechersky@cldpk.com

From: Pechersky, Bryan (CPE) <Bryan.Pechersky@cldpk.com>
Sent: Friday, November 21, 2014 2:51 PM
To: Garland, Michael
Subject: RE: Deficiency Letter Regarding NYC Comptroller Proxy Access Proposal

Mike, thanks for the follow up. Your response addresses my question.

Bryan

From: Garland, Michael [mailto:mgarlan@comptroller.nyc.gov]
Sent: Friday, November 21, 2014 12:59 PM
To: Pechersky, Bryan (CPE)
Subject: RE: Deficiency Letter Regarding NYC Comptroller Proxy Access Proposal

Bryan,

In our initial submission, I provided the Company with letters from The Bank of New York Mellon Corporation certifying that each of the Systems held continuously at least $2,000 worth of shares of the Company's common stock for the required holding period prior to November 1, 2013. My November 13, 2014, letter included letters from State Street certifying ownership from November 1 to November 13, and beyond.

The Systems changed custodial banks, from BNY Million to State Street, effective November 1, 2013. On that date, the shares of each system were transferred from BNY Mellon to State Street (and were not instead sold and repurchased). Therefore, you are in receipt of the necessary information certifying continuous ownership for more than one year through the date of submission.

Please confirm that we have addressed your question to your satisfaction.

Thank you.

Regards,

Mike

Michael Garland
Assistant Comptroller - Environmental, Social and Governance
Bureau of Asset Management
Office of New York City Comptroller Scott M. Stringer
1 Centre Street, Room 629
New York, NY 10007
212-669-2517

From: Pechersky, Bryan (CPE) [mailto:Bryan.Pechersky@cldpk.com]
Sent: Friday, November 21, 2014 11:39 AM

To: Garland, Michael
Subject: RE: Deficiency Letter Regarding NYC Comptroller Proxy Access Proposal

I received your letter dated November 13, 2014 with corrected State Street statements. Your proposal was submitted on Oct. 23, 2014. The supplemental statements run from November 1, 2013 through November 13, 2014. Even with your supplemental information, we are still unable to determine continuous ownership going back one year from the date of submission. As noted in my November 7, 2014 letter to you, it remains unclear whether the shares held by each System were transferred from BNY Mellon to State Street or whether the shares were sold on October 31, 2013 and new shares were acquired on November 1, 2013. Please provide a clarification to allow us to verify whether each System satisfies the continuous ownership requirements.

For future correspondence by mail, please use my contact information below rather than our Gillette, WY address.

Thank you.

Regards,
Bryan

Bryan J. Pechersky
Senior Vice President, General Counsel and Corporate Secretary
Cloud Peak Energy Inc.
385 Interlocken Crescent, Suite 400
Broomfield, CO 80021
Phone: (720) 566-2938
Mobile: (303) 895-4621
bryan.pechersky@cldpk.com

From: Pechersky, Bryan (CPE)
Sent: Friday, November 07, 2014 1:46 PM
To: mgarlan@comptroller.nyc.gov
Subject: Deficiency Letter Regarding NYC Comptroller Proxy Access Proposal

Mr. Garland, attached please find a letter specifying deficiencies with your proxy access proposal letter to Cloud Peak Energy Inc., dated October 22, 2014 and postmarked on October 23, 2014. I will also send you a hardcopy by FedEx or UPS. I can be reached at the contact information below if you would like to discuss our letter.

Regards,
Bryan

Bryan J. Pechersky
Senior Vice President, General Counsel and Corporate Secretary
Cloud Peak Energy Inc.
385 Interlocken Crescent, Suite 400
Broomfield, CO 80021
Phone: (720) 566-2938
Mobile: (303) 895-4621
bryan.pechersky@cldpk.com

CONFIDENTIAL AND PROPRIETARY: The information in this email may be confidential, privileged and/or proprietary to Cloud Peak Energy Inc. or its affiliates. If you are not the intended recipient or have otherwise received this message in error, any review, dissemination, disclosure or copying of this email and any attachments or the information contained herein is prohibited. If you have received this email in error, please immediately notify the sender by return email and delete this email and all attachments from your system.
